Mail Stop 3561

September 12, 2007

T. M. Williams
Chief Executive Officer
Bingo.com, Ltd.
c/o Gerald R. Tuskey
Suite 1003, 409 Granville Street
Vancouver, B.C.
V6C 1T2 Canada

> **Re:** **Bingo.com, Ltd.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed August 27, 2007**
> **File No. 333-144624**

Dear Mr. Williams:

We have reviewed your responses to the comments in our letter dated July 31, 2007 and have the following additional comment.

Exhibit 5.4

1. Please delete the first two sentences of the second to last paragraph, as referencing specific States where attorneys are authorized to practice or indicating familiarity with a set of foreign laws may function as disclaimers that are inappropriate in the legal opinion.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (604) 681-4760
         Gerald R. Tuskey
         Personal Law Corporation